Exhibit 99.1

news release

Hydro One submits $5 billion investment plan to the Ontario Energy Board to keep Ontario’s transmission system safe and reliable

TORONTO, March 21, 2019 - Hydro One Networks Inc. (“Hydro One”), Ontario’s largest electricity transmission and distribution company has submitted its 2020-2022 Transmission Rate Application to the Ontario Energy Board (“OEB”). If approved, the $5 billion, three-year investment plan would help keep the system safe and reliable and would increase rates for the typical household by 77 cents (0.6 per cent) on their monthly bill in 2020.

“We know that every dollar we invest comes at a cost to our customers and the people of Ontario. This plan will keep the public safe and decrease the number of power outages,” said Paul Dobson, Acting President and CEO, Hydro One. “We need to invest to replace, repair and upgrade equipment in almost every community across the province. At the same time, we are driving efficiencies to cut costs and focusing on only the most essential investments to keep the system safe, the power on and costs as low as possible. We are doing our part to take costs out of the system and have reduced our operating costs by 4 per cent since becoming a publicly-traded company in 2015.”

Much of Hydro One’s transmission system was built in the 1950s and is in need of investment:

•	One-in-four transformers are at their expected service life.

•	More than 15 per cent of steel towers and 1,400 km of transmission lines are nearly 100 years old.

A safe and reliable high-voltage transmission system is essential to supporting strong and successful communities. An outage on the transmission system can leave tens of thousands of customers without power as well as cost large manufacturers millions of dollars in lost productivity and materials.

“Modest investments in the system today will help protect the public, ensure reliability and offset far more costly work in the future,” said Dobson. “Newer technologies and designs also cost less to maintain and are more reliable and resilient to weather.”

A copy of the investment plan is available at www.hydroone.com/systeminvestments.

About Hydro One:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, over C$25.7 billion in assets and 2018 annual revenues of over C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release and the application to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.